BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

May 27, 2025

Dreyfus Treasury Securities Cash Management

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective May 30, 2025, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Treasury Securities Cash Management (the "Trust"), as follows:

Until May 30, 2026, BNYIA will waive receipt of a portion of its management fee in the amount of .03% of the value of the Trust's average daily net assets. On or after May 30, 2026, BNYIA may terminate this waiver agreement at any time.

Until May 30, 2026, BNYIA will waive receipt of its fees and/or assume the direct expenses the Service shares of the Trust so that the direct expenses of the Trust's Service shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed 1.01%. To the extent that it is necessary for BNYIA to waive receipt of its management fee or reimburse the Trust's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the Trust. On or after May 30, 2026, BNYIA may terminate this expense limitation agreement at any time.

Until May 30, 2026, BNYIA will waive receipt of its fees and/or assume the direct expenses of the Wealth shares of the Trust so that the direct expenses of the Trust's Wealth shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed .47%. To the extent that it is necessary for BNYIA to waive receipt of its management fee or reimburse the Trust's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the Trust. On or after May 30, 2026, BNYIA may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, upon the approval of the Board of Trustees and BNYIA, to lower the net amounts shown and may only be terminated prior to May 30, 2026, in the event of termination of the Management Agreement between BNYIA and the Trust.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Director

Accepted and Agreed To:

DREYFUS TREASURY SECURITIES CASH MANAGEMENT

By:	/s/ Deirdre Cunnane

Deirdre Cunnane

Assistant Secretary